March 5, 2012

Ajay Koduri

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development, Inc.

Form 8-K

Filed January 30, 2012

File No. 333-167284

Dear Mr. Koduri:

Norman Cay Development, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of February 24, 2012, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on January 30, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 24, 2012.

General

1.

We note you believe you are no longer a shell company because you have acquired 100% of Adom Mining Company Limited’s interest in the Edum Banso area of the Western Region of Ghana. By referring to specific parts of your disclosure or business, please tell us in detail how you factually fall outside the definition of a shell company. We note a shell company has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. In the alternative, amend your Form 8-K to indicate you continue to be a shell company.

RESPONSE:  The Company is not a “shell company” within the meaning of Rule 405 of Regulation C under the Securities Act of 1933, as amended (the “Act”). Rule 405 of the Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”  As fully discussed below, the Company believes its current business operations and assets exceed any classification as “nominal” and therefore, the Company is not, and should not be, classified as a “shell company.”

The Company’s Operations

Since September 2011, the Company, through its wholly-owned subsidiary, Discovery Gold Ghana Limited (“DGG”), has been actively engaged in its business plan to acquire mineral properties and conduct exploration activities for the purpose of discovering and extracting commercially exploitable reserves of valuable minerals underlying such properties. To date, the Company’s business operations have included the establishment of the Company’s management to oversee its day-to-day operations, the acquisition and exploration of a rather large mineral property in Ghana, and the engagement of various consultants and advisors to help the Company implement its business plan, develop the Company’s current mining property, review additional mineral properties for potential acquisition and secure financing to allow the Company to continue its operations.

4472 Winding Lane

Stevensville, MI 49127

Since acquiring the mineral property in Ghana, the Company, through DGG, has begun evaluating the property to determine if commercially recoverable amounts of gold are present.  Depending upon our results of operations and our consulting geologist’s recommendations, we will continue to explore the property and will exploit any gold resources we find. We have used prior geological findings and reports completed at the property to guide our exploration activities and have substantially commenced our plan of operations.

The Company’s business operations to date are described in greater detail below and exceed any classification of “nominal”:

(1)

The Company currently has two employees: 1) Shelley Guidarelli, the President, Chief Executive Officer, Secretary, Treasurer and a Director; and 2) Dean Huge, the Chief Financial Officer and a Director.

(2)

The management is involved in the day-to-day operations of the Company.

(3)

On September 1, 2011, the Company entered into a Consulting Agreement with Kevin Coombes, pursuant to which Mr. Coombes shall serve as a consultant to the Company and assist the Company with any mining properties acquired as well as introduce representatives of other Ghanian companies and officials of the Ministry Mines and the Minerals Commission of Ghana to the Company to help explore and exploit any mining properties of the Company. The term of the Consulting Agreement is two (2) years.

(4)

On September 2, 2011, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) by and among the Company, Discovery Gold Ghana Limited, a company organized under the laws of the country of Ghana (“DGG”), the stockholders of DGG (the “DGG Stockholders”), and the majority stockholder of the Company. Pursuant to the Share Exchange Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding ordinary shares of DGG, and in exchange, the Company: (i) made a one-time payment of one hundred thousand dollars ($100,000) to DGG and (ii) issued seventeen million five hundred thousand (17,500,000) newly-issued shares of restricted common stock of the Company to the DGG Stockholders resulting in the Company’s acquisition of DGG as its wholly-owned subsidiary (the “Acquisition”). The Company determined that the Acquisition would allow the Company to move forward with its new business plan to conduct mineral exploration activities.  As a result of the Share Exchange Agreement, the Company now conducts its business operations through its wholly-owned subsidiary, DGG.

Prior to entering into the Share Exchange Agreement, on August 27, 2011, DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among Xtra-Gold Exploration Limited (“XGEL”), a Ghanaian company and wholly-owned subsidiary of Xtra-Gold Resources Corp., a Nevada Corporation, (“Xtra-Gold”) (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom Mining Ltd. (“Adom”), a 100% wholly registered Ghanaian company and DGG.  According to the Option Assignment Areement, DGG was assigned the exclusive option (the “Option”), to a certain Prospecting License covering the mineral rights related to that certain property known as the Edum Banso Concession located in Ghana in the South Western Region of West Africa (the “Property”). Pursuant to the terms thereof, Xtra-Gold Resources sold, assigned and transferred 100% of its right, title and interest in the Option to DGG.  Prior to the Option Assignment Agreement, Xtra-Gold Resources had acquired the Option from Adom, who was originally granted the License by the Government of Ghana in May of 1991. The License gives the holder the right to prospect for and prove gold under or in the Property including the right to conduct such geological and geophysical investigations in the Property in order to determine an adequate quantity of geologically proven and mineable reserve of gold (directly or through agents, contractors or sub-contractors).  As a result of the Share Exchange Agreement and the Acquisition of DGG, the Company acquired the Option to acquire the mineral rights to the Property, pursuant to the Option Assignment Agreement.

On January 23, 2012, the Company, through its wholly-owned subsidiary, DGG, made a final payment of one hundred thirty five thousand dollars ($135,000) to Xtra-Gold Resources to acquire a 100% right, title and interest in and to the Property pursuant to that Option Assignment Agreement dated August 27, 2011.

(5)

During the six months ended October 31, 2011, the Company used $59,232 of cash for operating activities.

(6)

During the six months ended October 31, 2011, the Company had operating expenses of $324,702, of which $269,988 was used for consulting fees for various services to the Company.

4472 Winding Lane

Stevensville, MI 49127

(7)

On December 21, 2011, the Company entered into a Consulting Agreement with Wheatfield Partners (“Wheatfield”), pursuant to which Wheatfield shall provide advisory and consulting services to the Company including the development, implementation and maintenance of an ongoing program to develop the Company’s current mining property and to identify further mineral properties available for acquisition by the Company.  The term of the Consulting Agreement is for an initial three (3) months and thereafter for additional terms of three (3) months, with a maximum of twelve (12) months.

(8)

On December 22, 2011, the Company established an Advisory Board to advise the Board of Directors with respect to the business development and ongoing day-to-day operations of the Company.

(9)

The Company has indicated in its filings with the SEC, as of January 30, 2012, that it is no longer a “shell” company.

(10)

On February 9, 2012, the Company entered into a Consulting Agreement with Ralph Shearing, whereby Mr. Shearing shall provide corporate development services to the Company and shall assist with technical aspects of mineral exploration and development of the Company’s mineral property interests.  Mr. Shearing shall serve as a Consultant of the Company for a term of 12 months which shall automatically be renewed for successive terms of 12 months.

(11)

On February 13, 2012, the Company appointed Ralph Shearing as a Geological Consultant.  Mr. Shearing has over 31 years of geological experience and involvement in exploration and development projects.

(12)

On February 14, 2012, the Company entered into an Engagement Agreement with Source Capital Group, Inc. (“SCG”), pursuant to which the Company shall engage SCG for a term of ninety days (90) commencing on February 14, 2012, to act as the Company’s placement agent and financial advisor for a proposed issuance, or series of issuances, of not limited to ten million dollars ($10,000,000) of debt and/or equity capital of the Company.

The Company’s Assets

The Company’s assets include the mining rights to the rather large mining property in Ghana that the Company acquired as part of the Share Exchange Agreement and Acquisition of DGG, as described in greater detail above.  The Company acquired the mining rights to the Property in exchange for $250,000 cash and the issuance of 17,500,000 of its common shares.  The Property covers 20.60 km2 (5,100 acres) located approximately 35 km (21 miles) northwest of the city of Takoradi in the southeastern portion of Ghana’s historic Ashanti Gold Belt.

The foregoing demonstrates that the Company has engaged in definitive business operations since September 2011 through its acquisition, development and exploration of the valuable mineral property in Ghana and through its engagement of various consultants and advisors to assist the Company in developing its current property and exploring opportunities to acquire additional mineral properties.  Accordingly, the Company’s current business operations and non-cash assets exceed the threshold of “nominal” and accordingly, the Company does not meet the definition of a “shell company”.

4472 Winding Lane

Stevensville, MI 49127

In connection with the Company’s responding to the comments set forth in the February 24, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Shelly Guidarelli

By: Shelly Guidarelli

Title:  President

4472 Winding Lane

Stevensville, MI 49127

4